SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 July, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Directorate change dated 31 July 2026

Exhibit 1.1

31 July 2026

BP p.l.c.
 (the 'Company')

Board Committee Membership Changes

In accordance with UK Listing Rule 6.4.6R, BP p.l.c. announces the following changes to the membership of, and roles on, its board committees with effect from 1 August 2026.

●   Nomination and governance committee:
o Ian Tyler to be appointed chair.
●   People and remuneration committee:
o Tushar Morzaria to be appointed interim chair.
o Ian Tyler to step down as chair and remain a member.
o Hina Nagarajan to be appointed as a member.

Accordingly, the membership of the committees will be as set out below.

Audit committee: Tushar Morzaria (Chair), Hina Nagarajan, and Ian Tyler.
Nomination and governance committee: Ian Tyler (Chair), Dame Amanda Blanc, Hina Nagarajan, and Johannes Teyssen.
People and remuneration committee: Tushar Morzaria (Interim Chair), Dame Amanda Blanc, Hina Nagarajan, and Ian Tyler.
Safety and sustainability committee: Satish Pai (Chair), Dave Hager, and Johannes Teyssen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 31 July 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary